EXHIBIT 99.1

TeliaSonera Initiates Legal Action Against Russian Alfa Group

STOCKHOLM, Sweden, Nov. 28, 2005 (PRIMEZONE) -- TeliaSonera initiates legal actions against Russian Alfa Group for its tortious interference in the transaction between TeliaSonera and the Turkish Cukurova Group. TeliaSonera views Alfa to have taken actions making Cukurova to breach i.a. the agreement entered into in March this year pertaining to Cukurova's sale of an effective 27 percent stake in the Turkish mobile operator Turkcell to TeliaSonera.

According to official sources, Cukurova and Alfa have agreed on transactions relating to the shareholding and governance of Turkcell Holding and Turkcell. TeliaSonera has previously initiated legal proceedings against Cukurova for breach of an agreement to sell all its shares in Turkcell Holding to TeliaSonera and for breach of the shareholders' agreement regarding Turkcell Holding. TeliaSonera continues with full force to defend its rights in those proceedings.

The transactions between Cukurova and Alfa have now materialized to such a degree that TeliaSonera has decided to take legal actions also against Alfa.

Immediately after the disclosure in March about the agreement between TeliaSonera and Cukurova about TeliaSonera's purchase of an effective 27 percent interest in Turkcell, Alfa confirmed their ambitions and actions to make an alternative transaction come through despite the existing agreement.

Alfa has taken actions with the knowledge of the disclosed agreement between TeliaSonera and Cukurova and of the disclosed content of the shareholders' agreement between the parties, including inter alia a right of first refusal should any of the parties desire to sell shares in Turkcell Holding. Alfa has thereby according to TeliaSonera's view intentionally interfered with the relationship between Cukurova and TeliaSonera and made Cukurova to breach the March agreement and the shareholders' agreement.

TeliaSonera will sue Alfa for tortious interference as Alfa in TeliaSonera's view, despite knowledge of TeliaSonera's agreement with Cukurova to purchase all Cukurova's Turkcell Holding shares and the shareholders' agreement regarding Turkcell Holding, interfered in those contractual arrangements in such a way that Alfa legally becomes liable for damages.

Tortious interference means a situation where for instance a third party intentionally damages the contractual or other business relationship between two other parties.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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